United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2017

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Notification Of Interests Of Directors, Officers And Connected Persons

On August 10, 2017, GW Pharmaceuticals plc (the “Company”) granted the following awards to Directors and Officers over the Company’s Ordinary shares (“Shares”) in the form of options (“Awards”) under the GW Pharmaceuticals plc Long-Term Incentive Plan, which was approved by shareholders on March 14, 2017:

Awards to executive Directors and Officers:

Name/Role	Number of Ordinary Shares under this Option Award	Equivalent number of ADS’s under this Option Award
Dr Geoffrey Guy Chairman	404,568	33,714
Doug Snyder Chief Legal Officer	242,040	20,170

25% of the Awards are in the form of market-priced options, whereby the options have an exercise price equivalent to the market price at market close on the day prior to grant ($100.52 per ADS). These options become exercisable on the third anniversary of the date of grant. Future gains upon exercise of these options will be linked to the extent of share price growth over the vesting period. The Remuneration Committee consider that this element of the Awards will help to ensure continuing alignment between executive and shareholders’ interests.

50% of the Awards are in the form of performance stock options, whereby the options will vest upon the third anniversary of the date of grant subject to certain corporate performance conditions having been achieved. In this case, vesting of the Performance stock options will occur upon FDA grant of Epidiolex regulatory approval. The Remuneration Committee considers this milestone to be an important element of our agreed strategy and the key value driver for the business at this time.

25% of the Awards are in the form of restricted stock options whereby these options are subject to a four year service condition and vesting period. 25% of the options will vest on each anniversary of the date of grant over the next four years. The Remuneration Committee consider that this element of the Awards should help to ensure retention of our team of executive Directors and Officers, a key factor for the Company’s future success.

In general, the Awards may be exercised at any time between the vesting date and the tenth anniversary of the date of grant. Our US based Directors will be required to exercise their performance stock and restricted stock options within six months of the vesting date. The exercise price of the performance stock options and restricted stock options is 0.1p per Ordinary Share, being the par value of the Shares. Awards which do not vest at the end of the vesting period will lapse permanently.

These Awards are subject to an equity retention policy whereby executive Directors are required to build up and retain an equity stake in the Company, which may include retained vested share options, representing an agreed multiple of salary, over a 5 year term.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0) 207 291 0555
Adam George, Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Company Secretary

Date: August 14, 2017